Direct Line   Direct Fax

BY REGISTERED POST

20 August 2008

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

SUPPL

Attention: Ms Sandra Folsom



08004801

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

        Notice on Date of Board Meeting

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED

SEP 1 0 2008

THOMSON REUTERS

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

CoSec\Interim 2008\Announcement Distribution – Date of BM

SCMP Group Limited   Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888   Web site www.scmp.com

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Date of Board Meeting

The board of directors (the "Board") of SCMP Group Limited (the "Company") announces that a meeting of the Board will be held on Monday, 1 September 2008 when the Board will, among other matters, approve the release of the interim results of the Company and its group of companies for the six months ended 30 June 2008 and consider the payment of an interim dividend.

By Order of the Board
SCMP Group Limited
Vera LEUNG
Company Secretary

Hong Kong, 19 August 2008

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

* *For identification purpose only*

